February 26, 2010

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800

MILWAUKEE, WISCONSIN 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

035194-0102

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parnassus Income Funds—File Nos. 033-36065 and 811-06673

Ladies and Gentlemen:

On behalf of Parnassus Income Funds (the “Trust”), we are transmitting for filing pursuant to Rules 472 and 485 under the Securities Act of 1933, as amended, Post-Effective Amendment No. 23 to Form N-1A Registration Statement, including exhibits, which has been marked to show the changes in the Registration Statement effected to Post-Effective Amendment No. 22 by Post-Effective Amendment No. 23.

The Trust has designated on the facing sheet of the Amended Registration Statement that such Amended Registration Statement become effective sixty days after filing, pursuant to Rule 485(a). The Trust is filing the Amended Registration Statement pursuant to Rule 485(a) because the Amended Registration Statement is the Trust’s first Post-Effective amendment addressing the summary prospectus rules adopted in Release No. 33-8998 (January 13, 2009).

Please note that the Trust will file a post-effective amendment pursuant to Rule 485(b), which filing will incorporate any comments made by the Staff on the Amended Registration Statement and update any missing information and/or file updated exhibits to the Registration Statement.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:	John Skidmore
Richard Teigen

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.